Exhibit 99.2

Management’s Discussion & Analysis

This Management’s Discussion and Analysis (“MD&A”) for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read with the unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2012, as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2011. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document. Non-GAAP Financial Measures and disclosure regarding use of BOE Equivalents is contained in the “Advisories” section located at the end of this document.

The interim consolidated financial statements and comparative information has been prepared in accordance with International Financial Reporting Standards.

Further information regarding Compton, including the Annual Information Form for the year ended December 31, 2010 can be accessed under the Corporation’s public filings found on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and on the Corporation’s website at www.comptonpetroleum.com.

Amounts presented in this MD&A are stated in thousands (000’s) of dollars except per share and boe amounts, unless otherwise stated. This document is dated as at May 10, 2012.

I.	Compton’s Business

Compton is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of the Corporation’s operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

Compton’s production focus has been on developing its high-return, liquids-rich natural gas areas of the Rock Creek Formation at its Niton property and exploring the crude oil potential of the property’s Wilrich and Notikewin Formations. Compton’s emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting the Corporation’s large natural gas reserves that can be capitalized on when natural gas prices recover.

Compton will create value by providing appropriate investment returns for shareholders through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets.

COMPTON PETROLEUM CORPORATION	1

Management's Discussion & Analysis
II.	Quarterly Highlights

Management’s strategy for 2012 is to strengthen its capital structure and improve operating efficiencies to better position the Corporation within a historically low natural gas price environment.

Results for first quarter of 2012 include:

•	Average daily production of 12,569 boe/d;
•	Completed and tied-in six wells and completed an upgrade on one additional well, adding initial incremental production of 1,250 boe/d;
•	One additional oil well is awaiting tie-in; and
•	Engaged RBC Capital Markets as its financial advisor for the recapitalization of the Corporation's capital structure. (See “Outlook”)

III.	Results of Operations

three months ended March 31,	2012	2011
($000’s, except per share amounts)

Average production (boe/d)	12,569	14,507

Capital expenditures	$7,505	$6,874

Cash flow(1)	$3,756	$7,626
Per share: basic(2)	$0.14	$0.03
diluted(2)	$0.14	$0.02

Operating earnings(1)	$(18,740)	$6,544

Net earnings	$(44,261)	$3,460
Per share: basic(2)	$(1.68)	$2.63
diluted(2)	$(1.68)	$2.17

Revenue	$24,975	$35,649

Field netback (per boe)(1)	$9.67	$16.89
(1)	Cash flow, operating earnings and field netback are non-GAAP measures that are defined in this document

(2)	Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Cash flow

Cash flow is considered a non-GAAP measure; it is commonly used in the oil and gas industry and is used by Compton to assist Management and investors in measuring the Corporation’s ability to finance capital programs and repay its debt. Cash flow should not be considered an alternative to, nor more meaningful than, cash provided by operating, investing and financing activities or net earnings (loss) as determined in accordance with GAAP, in assessing the Corporation’s performance or liquidity.

COMPTON PETROLEUM CORPORATION	2

Management's Discussion & Analysis
three months ended March 31,	2012	2011

Cash flow from operating activities	$(2,685)	$(8,101)
Add: Other expenses	425	-
Less: change in non-cash working capital	(6,016)	(15,727)
Cash flow(1)	$3,756	$7,626
(1)	Cash flow is a non-GAAP measure that is defined in this document

Cash flow for the first quarter of 2012 decreased by approximately $3.9 million or 51% compared to 2011 as a result of:

•	lower average realized natural gas prices, excluding financial hedges, which decreased 39% to $2.44 per mcf compared to $4.01 per mcf in 2011;

•	a 14% decline in natural gas production volumes to 62 mmcf/d from 72 mmcf/d in 2011, resulting from a reduced level of capital expenditures and normal production declines;

•	a 11% decline in liquids production volumes to 2,183 bbls/d from 2,455 bbls/d in 2011, resulting from a reduced level of capital expenditures and normal production declines;

•	realized risk management gains of $1.7 million compared to $3.4 million in 2011, following the expiry of hedges; and

•	other expense of $0.4 million in 2012.

These factors were partially offset by:

•	higher average realized liquids prices, which increased 18% to $81.85 per barrel compared to $69.11 per barrel in 2011;

•	higher average realized sulphur prices, which increased 250% to $64.89 per ton compared to $18.53 per tonne in 2011;

•	a decline in interest and finance charges of $6.7 million, as a result of reduced debt levels compared to 2011, and lower interest rates;

•	a decline in royalty expense of $0.9 million in 2012, consistent with declines in revenues;

•	a decline in administrative costs of $0.8 million in 2012, resulting from staff reductions; and

•	a decline in operating and transportation costs of $0.5 million resulting from reduced production volumes.

Net earnings

Net loss for the three months ended March 31, 2012 was $44.3 million, a decline of $47.8 million when compared to the $3.5 million net earnings in the same period for 2011. In addition to the factors that impacted cash flow, first quarter net loss was affected by:

•	an impairment expense of $33.2 million in 2012, related to the value of development and production assets;

•	increased share based compensation expense of $0.5 million compared to a recovery of $0.3 million in 2011; and

•	a deferred tax recovery of $0.9 million in the first quarter of 2011.

COMPTON PETROLEUM CORPORATION	3

Management's Discussion & Analysis

These factors were partially offset by:

•	unrealized foreign exchange and other losses of $0.1 million compared to a gain of $21.8 million in 2011 as a result of the elimination of outstanding Senior Term Notes:

•	an unrealized risk management gain of $0.5 million compared to a loss of $6.3 million in 2011, following the expiry of several hedging positions;

•	lower exploration and evaluation expense of $0.9 million compared to $4.5 million in 2011, relating to the expiry of undeveloped lands; and

•	lower depletion and depreciation expense of $13.1 million compared to $14.9 million in 2011.

Operating earnings

Operating earnings is an after tax non-GAAP measure used by the Corporation to facilitate comparability of earnings between periods. Operating earnings is derived by adjusting net earnings for certain items that are largely non-operational in nature, or one-time non-recurring items. Operating earnings should not be considered more meaningful than or an alternative to net earnings as determined in accordance with GAAP.

three months ended March 31,	2012	2011

Net earnings, as reported	$(44,261)	$3,460
Non-operational items
Unrealized foreign exchange and other (gains) losses	7	(5,406)
Unrealized mark-to-market hedging (gains) losses	(489)	6,333
Exploratory land expiries	889	4,498
Impairment / reversals	33,194	(254)
Other expenses	425	-
Tax effect	(8,505)	(2,087)
Operating earnings(1)	$(18,740)	$6,544
Per share - basic(2)	$(0.71)	$4.96
- diluted(2)	$(0.71)	$3.31
(1)	Prior periods have been revised to conform to current period presentation
(2)	Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

CAPITAL EXPENDITURES

three months ended March 31,	2012	2011

Exploration and evaluation
Land	$90	$186
Drilling and completions	78	404

Development & production
Drilling and completions	5,832	5,033
Production facilities and equipment	1,447	1,220
Corporate and other	58	31
Total capital investment	7,505	6,874

Divestitures
Property	-	(8,066)
Production facilities and equipment	(6)	(405)
Land	-	(1,926)
Acquisitions (divestitures), net	(6)	(10,397)

Total capital expenditures	$7,499	$(3,523)
COMPTON PETROLEUM CORPORATION	4

Management's Discussion & Analysis

The current natural gas prices level has limited cash flow available to invest in development activities resulting in expected production volume declines.

At Niton, two Rock Creek horizontal wells were completed and tied-in during the first quarter of 2012: one well is producing 180 boe/d including 49 bbls/d of liquids while the other is waiting facility upgrade. In addition, a Notikewin well and a Wilrich well were completed in the Niton area. The Wilrich well is currently producing approximately 315 boe/d including 30 bbls/d of liquids, while the Notikewin well is now producing approximately 260 boe/d including 32 bbls/d of liquids. The Corporation holds a 100% working interest in all of these wells.

In the Southern Plains, further development of the Ellerslie, Mannville and Big Valley Formations continued into 2012. These plays provide significant upside potential for the Corporation. Late in 2011, the Corporation drilled two vertical oil wells in Southern Plains: one in the Basal Quartz and a second in the Ellerslie Formation (both 100% working interest). The Basal Quartz well was put on production in early April with initial production rates of 1.0 mmcf/d of gas and 110 bbl/d of oil. The Ellerslie well has been put on production and is currently producing 1.2 mmcf/d of gas and 36 bbls/d of oil. A second 100% working interest Ellerslie evaluation well is awaiting completion, which is expected in the second quarter.

During this period of low natural gas prices, Compton will manage its capital expenditure program within current cash flow in accordance with Management’s prudent financial approach. The program remains flexible should commodity price levels increase or additional funds become available.

FREE CASH FLOW

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities and/or other financing activities. Compton’s first quarter 2012 free cash flow deficit of $3.6 million is lower as compared to the first quarter of 2011 due to the significant decline in commodity prices.

three months ended March 31,	2012	2011
Cash flow	$3,756	$7,626
Less: capital investment	7,337	6,874
Free cash flow	$(3,581)	$752

PRODUCTION VOLUMES AND REVENUES three months ended March 31,	2012	2011
Average production
Natural gas (mmcf/d)	62	72
Liquids (bbls/d)	2,183	2,455
Total (boe/d)	12,569	14,507
Benchmark prices
AECO ($/GJ)
Monthly index	$2.38	$3.58
Daily index	$2.03	$3.56
WTI (US$/bbl)	$102.90	$94.03
Edmonton sweet light ($/bbl)	$96.72	$88.00
Realized prices
Natural gas ($/mcf)	$2.44	$4.01
Liquids ($/bbl)	$81.85	$69.11
Total ($/boe)	$26.17	$31.68
Sales Revenue(1)(2)
Natural gas	$13,857	$26,095
Liquids	17,244	16,607
Total	$31,101	$42,702
(1)	Gross sales revenues are before crown and freehold royalties

(2)	Prior periods have been revised to conform to current period presentation

COMPTON PETROLEUM CORPORATION	5

Management's Discussion & Analysis

Production volumes for the first three months of 2012 were 13% lower than in 2011 primarily due to limited new production additions and natural declines.

Compared to 2011, sales revenue decreased by $11.6 million as a result of lower production volumes and lower realized natural gas prices, offset by increased realized liquids prices in 2012. Realized prices and revenues are before any hedging gains or losses. The impact from hedging on realized natural gas prices in 2012 was $0.28 per mcf compared to $0.44 per mcf in 2011.

Field Netback and funds flow netback

Field netback and funds flow netback are non-GAAP measures used by the Corporation to analyze operating performance. Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback less administrative and interest costs. Field netback and funds flow netback should not be considered more meaningful than or an alternative to net earnings as determined in accordance with GAAP.

three months ended March 31,	2012	2011
($/boe)
Realized price	$26.17	$31.68
Processing revenue	1.02	1.03
Realized commodity hedge gain (loss)	1.47	2.61
Royalties	(8.10)	(8.50)
Operating expenses	(9.64)	(8.92)
Transportation	(1.25)	(1.01)
Field netback	$9.67	$16.89
Administrative	$(3.46)	$(3.68)
Interest	(2.54)	(7.32)
Funds flow netback	$3.67	$5.89
COMPTON PETROLEUM CORPORATION	6

Management's Discussion & Analysis

Royalties

three months ended March 31,	2012	2011
Crown royalties(1)	$4,909	$4,962
Freehold royalties	1,217	2,091
Royalties included in revenue	6,126	7,053
Overriding royalty(2)	1,687	1,855
Other royalties	357	512
Freehold mineral taxes	1,089	1,684
Other royalty obligations expense	3,133	4,051
Total royalties	$9,259	$11,104
Percentage of sales revenue	29.8%	26.0%

(1) Gas cost allowance received on crown volumes are presented as a reduction of Operating Expenses.

(2)	The overriding royalty obligation represents a 5% commitment of the Corporation’s future gross production revenue, less certain transportation costs and marketing fees, on the existing land base at September 26, 2009.

Total royalty expense decreased by 17% for the first quarter of 2012 compared to 2011. The decline is largely due to the decrease in production volume and lower natural gas prices in 2012. Royalty rates as a percentage of sales revenue increased by 3.8% as a result of the increased proportion of crown royalties on liquids production and a higher realized price, fixed rate freehold royalties, and fixed rate freehold mineral taxes.

Operating Expenses

three months ended March 31,	2012	2011
Operating expenses	$11,022	$11,644
Operating expenses ($/boe)	$9.64	$8.92

Operating expense in the first quarter of 2012 decreased by $0.6 million, or 5% compared to 2011, while per boe costs increased by 8% from 2011. The decrease on a total operating expenses resulted from reduced production volumes. The increase in per boe operating costs reflects greater percentage that fixed costs are of total operating expenses.

TRANSPORTATION

three months ended March 31,	2012	2011
Transportation costs	$1,432	$1,317
Transportation costs ($/boe)	$1.25	$1.01

Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Regulated pipelines transport natural gas within Alberta at tolls approved by the government. Compton incurs charges for the transportation of its production from the wellhead to the point of sale.

Transportation expense in the first quarter of 2012 increased by 9% or $0.1 million compared to 2011, while per boe costs increased by 24% from 2011. The increase in transportation costs is attributable to higher trucking rates in 2012. The increase in per boe costs is a result of higher proportion of liquids production to total production volumes which incur a higher transportation cost.

COMPTON PETROLEUM CORPORATION	7

Management's Discussion & Analysis

Administrative Expenses

three months ended March 31,	2012	2011
Gross administrative expenses	$5,780	$6,545
Capitalized administrative expenses	(858)	(781)
Operator recoveries	(965)	(964)
Administrative expenses	$3,957	$4,800
Administrative expenses ($/boe)	$3.46	$3.68

During the first quarter of 2012, administrative expenses per boe decreased 6% compared to 2011 due to total administrative cost reductions and related operator recoveries. The gross administrative expense decrease was a result of cost containment initiatives as well as reduced staff levels.

SHare Based Compensation

three months ended March 31,	2012	2011
Stock option plan	$189	$(442)
Restricted share unit plan	120	-
Employee savings plan	167	183
Share based compensation	$476	$(259)

Following the recapitalization completed in 2011, an issuance of stock options and the proposed restricted share unit plan for directors increased share based compensation levels in 2012. Staff reductions have reduced the employee saving plan costs quarter over quarter.

IMPAIRMENTS

Management has assessed both internal and external economic factors to determine if any indicators of asset impairment exist at the period-end. When indictors exist, an impairment test is completed, at the cash generating unit (“CGU”) level, to determine if any asset impairment exists. Each identified CGU has largely independent cash flows and is geographically integrated.

At March 31, 2012, an impairment write down of development and production assets of $33.2 million was recorded to their estimated recoverable amount. The recoverable amount represents the assets value in use based on the projected cash flows of Proved plus Probable reserves, discounted at 10%, derived from external reserve evaluation data and current pricing levels. There was no impairment recognized during the first quarter of 2011.

The impairment was largely due to economic limitations from historically low pricing levels. The natural gas price forecast of the Corporation’s independent reserve evaluators has varied as follows:

	March 31, 2012	December 31, 2011

2012	$2.55	$3.49
2013	$3.67	$4.13
2014	$4.13	$4.59
2015	$4.59	$5.05
2016	$5.05	$5.51
COMPTON PETROLEUM CORPORATION	8

Management's Discussion & Analysis

No impairment was recognized in exploration and evaluation, or undeveloped land assets at March 31, 2012.

EXPLORATION and EVALUATION

three months ended March 31,	2012	2011

Exploration and evaluation	$889	$4,498
Total costs ($/boe)	$0.77	$3.45

Exploration and evaluation expense relate entirely to the expiry of mineral land rights in both 2012 and 2011. The expiries relate to capitalized costs of undeveloped lands for which no drilling was ever completed by the Corporation.

Interest and Finance Charges

three months ended March 31,	2012	2011

Interest on bank debt, net	$1,221	$2,137
Interest on senior notes	-	5,743
Interest on finance leases	12	27
Interest on MPP term financing	1,013	1,140
Interest expense	2,246	9,047
Finance charges and amortization of transaction cost	657	510
Accretion of decommissioning liabilities	844	1,415
Total interest and finance charges	$3,747	$10,972
Total interest and finance charges ($/boe)	$3.28	$7.32

Interest expense decreased by 75% for 2012 compared to the same period in 2011. Interest paid on the Senior Term Notes was eliminated following their conversion to equity in 2011, and overall reduced debt levels in 2012.

Finance charges and amortization of transaction costs for the first quarter of 2012 increased by $0.2 million or 29% compared to the same period in 2011, as a result of the higher deferred financing charge amortization from the credit facility.

Accretion of decommissioning liabilities decreased in 2012 following a $37.0 million reduction of gross abandonment and reclamation costs completed in the first quarter of 2011.

Interest and finance charges decreased on a per boe basis in the first quarter of 2012 due to lower overall borrowing costs, despite reduced production volumes when compared to the same period in 2011.

three months ended March 31,	2012	2011

Credit Facility	$111,630	$144,700
Effective interest rate	5.73%	5.91%

2011 Mandatory convertible senior term notes (US$)	$-	$45,000
Coupon Rate (US$)	-	10.00%
Effective interest rate (Cdn$)	-	9.72%

2017 Senior term notes (US$)	$-	$193,500
Coupon Rate (US$)	-	10.00%
Effective interest rate (Cdn$)	-	9.72%
COMPTON PETROLEUM CORPORATION	9

Management's Discussion & Analysis

RISK MANAGEMENT

three months ended March 31,	2012	2011

Commodity contracts
Realized (gain) loss	$(1,679)	$(3,404)
Unrealized (gain) loss	(489)	6,129
Foreign currency contracts
Unrealized (gain) loss	-	204
Total risk management (gain) loss	$(2,168)	$2,929

Realized (gain) loss	$(1,679)	$(3,404)
Unrealized (gain) loss	(489)	6,333
Total risk management (gain) loss	$(2,168)	$2,929

The Corporation’s financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/US dollar exchange rate. Compton utilizes various financial instruments for non-trading purposes to manage and mitigate exposure to these risks. Financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date. Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss. Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

The Corporation uses hedges for natural gas denominated in giga joules (“GJ”) and million British thermal units (“MMBtu”), oil denominated in barrels and electricity denominated megawatt hours (“MWh”) to stabilize fluctuations in commodity pricing. Currency hedges are applied to reduce exposure to payments due in foreign currencies. The Corporation’s outstanding hedging instruments at March 31, 2012, expressed in Canadian dollars unless otherwise noted, are as follows:

Type	Term	Volume	Average Price	Index
Natural gas
US Swap	Jul. 2011 – Dec. 2012	10,000 MMBtu/d	USD $4.65/MMBtu	NYMEX
Oil
US Option	Jan. 2012 – Dec. 2012	1,000 Bbl/d	USD $100.00/Bbl	WTI
Electricity
Swap	Jan. 2012 – Dec. 2013	72 MWh/d	$75.13/MWh	AESO
COMPTON PETROLEUM CORPORATION	10

Management's Discussion & Analysis

Depletion and Depreciation

three months ended March 31,	2012	2011

Total depletion and depreciation	$13,118	$14,912
Depletion and depreciation ($/boe)	$11.47	$11.46

Total depletion and depreciation expense decreased 12% during the first quarter as compared to 2011, largely due to a decrease in the asset base following impairments recognized during 2011, and the reduction in overall production volumes. Depletion and depreciation expense per boe during 2012 decreased by 1% compared to 2011.

Foreign Exchange and Other (gains) and losses

three months ended March 31,	2012	2011

Foreign exchange translation of US$ debt	$-	$(5,406)
Disposition of assets	(6)	(16,368)
Other	17	26
Total foreign exchange and other (gains) and losses	$11	$(21,748)

Foreign exchange activity has largely been eliminated with the extinguishment of the US Senior Term Notes in September 2011. The gain on disposition of assets during the first quarter of 2011 relates to two sales transactions including both producing properties and undeveloped lands for combined gross proceeds of $26.2 million.

IV.	Liquidity and Capital Resources

CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of, bank debt, working capital, MPP term financing and shareholders’ equity. The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;

(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and

(c)	finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA” to steward the Corporation’s debt position as measures of Compton’s overall financial strength.

Adjusted EBITDA is a non-GAAP measure defined as net earnings before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, unrealized foreign exchange and other gains (losses), and unrealized risk management gains (losses). The Corporation targets a total net debt to Adjusted EBITDA of 2.5 to 3.0 times.

Capitalization is a non-GAAP measure defined as working capital, long-term debt including current portion, MPP term financing, and shareholders' equity. The Corporation targets a total net debt to Capitalization ratio of between 40% and 50%.

COMPTON PETROLEUM CORPORATION	11

Management's Discussion & Analysis
	March 31, 2012		December 31, 2011

Working capital deficit(1)	$11,054		$17,070
Credit facility(2)	125,199		112,608
MPP term financing(3)	29,159		31,369
Total net debt	165,412		161,047
Shareholders’ equity	277,763		321,835
Total capitalization	$443,175		$482,882

Total net debt to adjusted EBITDA(4)	2.3	x	2.0	x
Total net debt to total capitalization	37.3%		33.4%
(1)	Adjusted working capital excludes risk management, current MPP term financing and Facility.

(2)	Includes unamortized transaction costs of $814 (December 31, 2011 – $879)

(3)	Includes unamortized financing fees of $320 (December 31, 2011 – $360)

(4)	Based on trailing 12 month adjusted EBITDA

As a result of the extinguishment of the Senior Term Notes in 2011, the Corporation was below the targeted net debt to capitalization ratio, as well as the net debt to adjusted EBITDA target at March 31, 2012. Based on the trailing 12-month adjusted EBITDA, the Corporation is below its targets. Taking into account the current and expected level of natural gas prices, these ratios are expected to be adversely impacted. Thus, the Corporation is in the process of a recapitalization to strengthen its balance sheet sufficiently to establish a sustainable operating base and to create a platform that can take advantage of growth opportunities in the future.

Working Capital

Compton had a working capital deficiency of $11.1 million at March 31, 2012, as compared to a deficiency of $17.1 million as at December 31, 2011. In the oil and gas industry, there is typically not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operating activities that vary seasonally and also with activity levels. This will result in fluctuations in working capital and often result in a working capital deficit. Management anticipates that the Corporation will continue to meet the payment terms of suppliers (see “Forward Looking Statements” in the “Advisory” section of this MD&A).

CREDIT FACILITY

Subsequent to the quarter end, the credit facility lenders provided notice of a reduction in the credit available under its credit facility from $140.0 million to $110.0 million, with any excess drawn over the available amount with an initial due date of May 7, 2012. The lenders have indicated they are supportive of the Corporation’s plans to explore recapitalization options having extended the due date to May 23, 2012 from the initial date of May 7, 2012. The due date may be further extended at the discretion of the lenders, based on the Corporation’s progress with its recapitalization. If the excess drawn on the credit facility of $30.0 million cannot be repaid by the due date Compton’s credit facility will mature. To finance any excess or maturity amount under the credit facility, the only source of additional funds presently available to the Company is the sale of assets, sale of equity capital or borrowings. The timing and amount of such sales or financing are uncertain. If the proceeds of such sales or financing are unavailable, the Corporation may be insolvent (see “Risk Factors – Liquidity”).

The borrowing base of the credit facility is determined based on, among other things, the Corporation’s current reserve report, results of operations, the lenders view of the current and forecasted commodity prices and the current economic environment.

COMPTON PETROLEUM CORPORATION	12

Management's Discussion & Analysis

The Facility provides that advances may be made by way of prime loans, bankers’ acceptances, US base rate loans, LIBOR loans and letters of credit. Advances will bear interest at the applicable lending rate plus a margin based on Compton’s debt to trailing cash flow ratio. The Facility is secured by a fixed and floating charge debenture on the assets of the Corporation.

MPP TERM FINANCING

MPP term financing at March 31, 2012 totalled $29.2 million comprised of the present value of monthly base processing fees, the outstanding purchase option, and unamortized financing fees.

As of March 31, 2012, remaining purchase option to be paid on or before April 30, 2014 is $16.5 million. Subsequent to quarter end, a purchase option payment of $0.5 million was made with a further estimated $4.3 million payment to be made on June 30, 2012.

Management has provided notification of its intent to exercise the purchase option at the end of the term, April 30, 2014.

DEBT REPAYMENT AND LEASE OBLIGATIONS

As part of normal business, Compton has entered into arrangements and incurred obligations that will impact future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. The following table summarizes all contractual obligations, with anticipated payment timing, as at March 31, 2012:

	2012	2013	2014	2015	2016	Thereafter

Bank debt	$139,122	$-	$-	$-	$-	$-
MPP term financing(1)	11,998	9,592	14,925	-	-	-
Accounts payable	31,642	-	-	-	-	-
Finance leases	-	224	224	-	-	-
Office facilities	1,186	1,631	1,609	1,637	1,688	2,672

	$183,948	$11,447	$16,758	$1,637	$1,688	$2,672
(1)	Represents monthly fixed base fee payments; The 2012 amount includes purchase option repayments of $4.8 million

Compton intends to renew its credit facility, however further to the deficiency notice has presented its entire credit facility as current until such time that the borrowing base shortfall can be addressed.

V.	Outlook

North American natural gas prices are at historic lows and industry analysts predict that gas prices will remain depressed throughout 2012, and potentially beyond. The current depressed natural gas market has resulted from supply levels that have outpaced consumer demand. As natural gas comprises approximately 84% of Compton’s production, the Corporation has been significantly impacted by the natural gas price outlook.

Compton’s Management has re-focused the Corporation’s strategy to act prudently in light of the prevailing natural gas price environment and will limit activity to operate within existing cash flow. Compton is currently generating positive cash flow from operations that has been allocated to its planned maintenance capital expenditure program.

COMPTON PETROLEUM CORPORATION	13

Management's Discussion & Analysis

Recognizing the potential impact of reduced natural gas prices on its liquidity, Compton engaged RBC Capital Markets as a financial advisor in March 2012 to recapitalize the Corporation’s capital structure through the sale of assets and/or raising equity financing. Compton is also considering opportunities to leverage its substantial tax pool base. The Board’s objectives are to strengthen the balance sheet sufficiently to establish a sustainable operating base in the current commodity price environment and to create a platform that can take advantage of growth opportunities in future. (See “Risk Factors – Liquidity”)

Management full year guidance is:

Year-end average production	10,800 - 11,200 boe/d
2012 cash flow from operations(1)	$6.0 - $10.0 million
2012 capital expenditures	$14.0 - $16.0 million

(1)	Based on $1.75/GJ AECO and $100/bbl Edmonton Par

Approximately half of the 2012 capital expenditures have been incurred to date, including completion and tie in of wells drilled in 2011. The balance of the estimated 2012 capital expenditures will be incurred in the remainder of the year, focused on maintenance activities and future opportunities where superior returns are forecast. As funds become available, Compton plans to selectively invest in its liquids rich natural gas and oil opportunities and its emerging oil plays in the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area.

Compton’s assets provide significant upside potential through their multiple zone development opportunities, contiguous land blocks and impact of horizontal multi-stage fracture technology. Management continues to review strategies designed to maximize shareholder value, considering the current natural gas environment and cash flow limitations. In the context of the current price environment, Compton will focus on maintaining the value of its asset base and identifying and executing on selected opportunities for future growth.

VI.	Internal Control Over Financial Reporting

The impact on processes, controls and financial reporting systems has been evaluated and modifications made to the control environment accordingly. There were no significant changes to internal control over financial reporting during the period beginning on January 1, 2012 and ending on March 31, 2012 that materially affected or are reasonably likely to materially affect Compton’s internal control over financial reporting.

VII.	Risks

The following discussion highlights key risks which could negatively impact Compton’s business, financial condition, and results of operations, cash flows and prospects.

Business Risks

Compton’s exploration and production activities are concentrated in the Western Canadian Sedimentary Basin, where activity is highly competitive and includes a variety of different sized companies ranging from small junior producers, intermediate and senior producers, to much larger integrated petroleum companies. Compton is subject to a number of risks that are also common to other organizations involved in the oil and gas industry. Such risks include: finding and developing oil and gas reserves at economic costs; estimating amounts of recoverable reserves; production of oil and gas in commercial quantities; marketability of oil and gas produced; fluctuations in commodity prices, financial and liquidity risks, and environmental and safety risks.

COMPTON PETROLEUM CORPORATION	14

Management's Discussion & Analysis

In order to reduce exploration risk, Compton employs qualified and motivated professionals who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To provide for drilling success, Compton explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects that offer high-reward opportunities.

Compton engages an independent engineering consulting firm that assists the Corporation in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Corporation mitigates its risk related to producing hydrocarbons through the utilization of advanced technology and information systems. In addition, Compton operates the majority of its prospects, thereby maintaining operational control. The Corporation relies on its partners in jointly owned properties that Compton does not operate.

Compton is exposed to market risk to the extent that the demand for oil and gas produced by the Corporation exists within Canada and the United States. External factors beyond the Corporation’s control may affect the marketability of oil and gas. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Compton may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Corporation relies on debt and equity markets as a source of capital. In addition, Compton utilizes bank financing to support on-going capital investment. Funds from operations also provide Compton with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

Liquidity

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due. If the excess drawn on the credit facility of $30.0 million cannot be repaid by the due date, or the credit facility is not renewed on February 8, 2013, Compton’s credit facility will mature. To finance any excess or maturity amount under the credit facility, the only source of additional funds presently available to the Company are the sale of assets, sale of equity capital or borrowings. The timing and amount of such sales or financing are uncertain. If the proceeds of such sales or financing are unavailable, the Corporation may be insolvent, a condition that creates significant uncertainty of the Corporation’s ability to continue as a going concern. Additional equity, debt and/or farm-out arrangements will be required to meet repayment of the excess drawn in the credit facility, and there are no guarantees that such additional capital funding will be available when needed.

Reliance on Key Employees

Compton depends to a large extent on the services of key management personnel, including the Corporation’s executive officers and other key employees. Over the past several months, several employees and executive officers have departed the Corporation and have not been replaced pending resolution of its credit facility issues, which has impacted operations. Compton’s future success will be dependent upon its ability to employ and retain skilled personnel.

COMPTON PETROLEUM CORPORATION	15

Management's Discussion & Analysis

Additional Funding Requirements

In the current natural gas price environment, Compton’s ongoing activities do not generate sufficient cash flow from operations to fund future exploration, development, or acquisition programs. The Corporation will require additional funding and there can be no assurance that debt or equity financing will be available or sufficient to meet these requirements or that it will be on acceptable terms. Continued uncertainty in domestic and international credit markets compounds the risk of obtaining debt financing. Failure to obtain such financing on a timely basis could cause Compton to forfeit interests in certain properties, miss certain acquisition opportunities, and reduce or terminate operations. This may result in the Corporation not being able to replace its reserves or maintain production, which will have an adverse effect on its financial position. Failure to obtain additional funding may also result in the Corporation failing to meet financial obligations as they come due or may result in the acceleration of the Corporation’s debt (see “Risk Factors – Liquidity”).

Safety and Environment

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Corporation conducts its operations with high standards in order to protect the environment and the general public. Compton maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

Additional Risk Factors

For a more detailed discussion of the business risk factors affecting the Corporation refer to Compton’s Annual Information Form for the year ended December 31, 2011, available on www.sedar.com.

VIII.	Forthcoming and Newly Adopted Accounting Policies

CHANGES IN ACCOUNTING POLICIES

Recent Accounting Pronouncements

There were no new accounting pronouncements affecting the Corporation issued during the first quarter of 2012.

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Management's Discussion & Analysis

IX.	Quarterly Information

The following table sets forth certain quarterly financial information of the Corporation for the eight most recent quarters.

	2012	2011 (1)			2010 (1)
$millions, except where noted	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$25.0	$32.7	$39.0	$34.7	$35.6	$39.8	$36.7	$48.9
Cash flow	$3.8	$12.4	$15.3	$7.1	$7.6	$14.9	$0.8	$10.1
Per share - basic	$0.14	$0.49	$1.76	$5.42	$5.79	$7.59	$0.64	$7.64
- diluted	$0.14	$0.49	$1.28	$2.24	$3.85	$5.47	$0.64	$7.64
Net earnings (loss)	$(44.3)	$(6.8)	$28.3	$(7.7)	$3.5	$(440.0)	$(33.0)	$(90.0)
Per share - basic	$(1.68)	$(0.26)	$3.26	$(5.82)	$2.63	$(333.84)	$(25.08)	$(68.29)
- diluted	$(1.68)	$(0.26)	$2.41	$(5.82)	$2.17	$(333.84)	$(25.08)	$(68.29)
Operating earnings (loss)	$(18.7)	$(2.2)	$(2.0)	$(5.7)	$6.5	$(31.6)	$(16.3)	$(16.4)
Production
Natural gas (mmcf/d)	62.5	63.6	67.1	64.8	72.3	74.6	80.9	100.1
Liquids (bbls/d)	2,158.7	2,126.0	2,239.6	1,946.7	2,454.9	2,411.0	2,452.5	3,066.3
Total (boe/d)	12,568.7	12,725.3	13,428.8	12,747.8	14,506.6	14,851.9	15,930.5	19,481.1
Average price
Natural gas ($/mcf)	$2.44	$3.53	$4.01	$4.10	$4.01	$3.87	$3.84	$4.15
Liquids ($/bbl)	$81.85	$88.31	$78.10	$88.39	$69.11	$69.30	$59.39	$66.00
Total ($/boe)	$26.17	$32.40	$33.06	$34.35	$31.68	$30.70	$28.61	$31.41
(1)	Prior periods have been revised to conform to current period presentation

(2)	Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Corporation’s control such as commodity prices, seasonality and exchange rates. Continued depressed commodity prices and lower production volumes due to asset sales and natural declines contributed to decreased revenues from 2010 to 2012. Seasonality of winter operating conditions results in production increases that are typically higher in the third and fourth quarters.

Net earnings for each of last three quarters in 2010 and the first quarter of 2102 include impairment adjustments for petroleum and natural gas assets. During the third quarter of 2011, net earnings were increased following a gain on extinguishment of Senior Term Notes.

Cash flow and operating earnings are affected by realized commodity prices, and realized hedging. Prior to the third quarter of 2011, the impact of fluctuations in the US dollar against the Canadian dollar relating to the conversion of USD denominated Senior Term Notes also affected cash flow and operating earnings.

X.	Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, funds flow per share, adjusted EBITDA, field netback, cash flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Corporation’s liquidity and its ability to generate funds to finance its operations.

COMPTON PETROLEUM CORPORATION	17

Management's Discussion & Analysis

Use of BOE Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton uses the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995 and the United States Securities and Exchange Act of 1934, as amended.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this document solely for the purpose of generally disclosing Compton’s views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

COMPTON PETROLEUM CORPORATION	18

Corporate Information

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of the Corporation’s operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity. With approximately 84% natural gas, our strategy has shifted to developing our high-return, liquids-rich natural gas area at Niton and balancing our portfolio through emerging crude oil opportunities to offset continued low natural gas prices. Compton maximizes value by concentrating on properties that generate strong returns on capital investment, such as the Rock Creek Formation at Niton, and developing new horizons such as the Wilrich and Notikewin. Compton ‘s emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting our large natural gas reserves that can be capitalized on when natural gas markets recover. Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders.

DIRECTORS

Adrian Loader, M.A.1

Chairman

Dr. Edward W. Bogle, Ph.D., ICD.D, P. Geol.

Director, President & CEO

Randall J. Findlay, P. Eng4

Director

George K. Hickox, Jr., MBA, P. Eng.3

Director

Michael J. Leffell, J.D.

Director

Glen Roane, MBA, ICD.D2

Director

1	Chairman, Board of Directors
2	Chairman, Audit, Finance & Risk Committee
3	Chairman, Corporate Governance, Human Resources & Compensation Committee
4	Chairman, Reserves & Environmental, Health and Safety Committee

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbol: CMT

FOR FURTHER INFORMATION:

Susan J. Soprovich, CMA

Director, Investor Relations

Phone: (403) 668-6732

Email: irelations@comptonpetroleum.com

LEGAL COUNSEL

Strikeman Elliott LLP

Fraiser Milner Casgrain LLP

EXECUTIVE

Dr. Edward W. Bogle, Ph.D., ICD.D, P. Geol.

President & CEO

C.W. Leigh Cassidy, CA

VP, Finance & CFO

INDEPENDENT RESERVE ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, AB

AUDITORS

Grant Thornton LLP

Calgary, AB

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

600, 530 – 8 Avenue S.W.

Calgary, AB T2P 3S8

BANKING SYNDICATE

Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Canadian Western Bank

Royal Bank of Scotland

Toronto-Dominion Bank

Société Générale

COMPTON PETROLEUM CORPORATION	19

Suite 500, 850 – 2nd Street SW

Calgary, Alberta, T2P 0R8

Phone: (403) 237-9400

Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com

Website: www.comptonpetroleum.com